SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA SIGNS AGREEMENT FOR
 ELECTRONIC MONEY TRANSFERS WITH ORLANDI VALUTA

–Subsidiary of Western Union
 Has More Than 4,500 Points of Sale in the U.S.–

–Strengthens Grupo Elektra’s Leading Position,
and Benefits Millions of Families–

     Mexico City, September 5, 2006 Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, announced today that it signed a five-year and six months electronic money transfer agreement with Orlandi Valuta—a world class money transfer company, and subsidiary of Western Union.

     Pursuant to the agreement, Grupo Elektra becomes a paying agent for money transfers to Mexico in its more than 1,500 points of sale throughout the country. Additionally, Grupo Elektra will be able to affiliate subagents in Mexico to further expand its distribution network, in line with other transfer agreements previously signed by the company.

     Orlandi Valuta has more than 4,500 points of sale in the United States, and 20 years of proven experience in electronic transfers from the U.S. to Mexico. Recently, it successfully began money transfers to Central and South America, where it has over 1,000 additional points of sale. Orlandi Valuta offers high quality transfer services, with top security and convenience, at competitive prices.

“More efficient transfers contribute to higher living standards for million of families in Mexico and Latin America. Our commitment is to build the necessary agreements to enhance the well-being of an increased number of people, through faster and safer operations”, commented Javier Sarro Cortina, CEO of Grupo Elektra.

     Grupo Elektra sends money and makes payments since 1994, and has a leading position in electronic transfers in Mexico, paying more than 12% of the total remittances received in the country every year. Since the beginning of its money transfer operations, Grupo Elektra has paid over 41 million transfers coming from other countries, which represent a total of more than US$11 billion. Grupo Elektra’s strength is based on its large distribution network, efficient telecommunications infrastructure, and customer trust.

“The agreement consolidates our leadership in a very dynamic market, allowing us to further strengthen ties with our customers, and better satisfy their needs,” added Mr. Sarro. “The agreement gives us access to important points of sale, strategically located in the U.S., and adds to the strength of agreements signed in prior months.”

As previously announced, at the beginning of 2006 the company and Western Union renewed an agreement by means of which Grupo Elektra—through its Elektra, Salinas y Rocha, Bodega de Remates and Banco Azteca branches—became a Western Union and Vigo Remittances Corp. paying agent for money transfers, for a six-year and one month term, that began in January 2006. Grupo Elektra is also a paying agent of Vigo Remittances Corp., a Western Union affiliate.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,500 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7821	Tel. +52 (55) 1720 9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720 0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 05, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.